Exhibit 99.1
February 16, 2006
Mr. Fredric J. Forster
Lead Director
New Century Financial Corporation
18400 Von Karman, Suite 1000
Irvine, CA 92612
VIA E-MAIL
Dear Mr. Forster:
     We are writing to follow-up on our phone call on February 14, 2006 and in response to your letter dated February 14, 2006. I was very disappointed with your response that it is not in the best interests of shareholders to offer a board seat to your largest shareholder.
     Your suggested proposal of inviting me to “make regular two-hour presentations to the Board three times a year for the next two years” so as to ensure you hear our views regularly in exchange for a “customary” two year standstill agreement is not acceptable to us. In view of your response, we are left with no choice other than to propose our own slate of directors for election to the board. Accordingly, we are delivering today to the company a formal notice that we will nominate three directors for election at New Century’s 2006 Annual Meeting.
     While it is kind of you to recognize that our suggestions have been helpful and enabled New Century to make incremental adjustments to its strategy, we are disappointed that the Board of Directors has now opted for a proxy contest in lieu of an amicable compromise of expanding the Board by a single seat to formalize our ongoing participation in ensuring that New Century adopts a business plan centered around “per share” value maximization.
     On our phone call, you made a number of troubling comments demonstrating a surprising misperception of Greenlight’s agenda that neither reflect our previous discussions nor our actual views. Let us set the record straight, so there is no confusion.
     Our agenda is for New Century to make its capital allocation decisions for the sole purpose of maximizing per share values for all shareholders, while adopting conservative accounting practices that do not front-load earnings and maintaining a conservative capital structure so as to enable New Century to both survive and thrive through the volatility inherent in the mortgage banking business.
     We believe that a “per share” value maximization policy requires different decisions at different times depending on facts and circumstances. For example, at the August 2005 Board of Directors meeting I was explicitly asked whether we favored a share repurchase. With the shares trading at $53, I responded that we were not big supporters of a share repurchase at that time.

However, as the shares have subsequently fallen to a lower level, the facts have changed and our views have changed.
     For you to now advance the notion that the whole purpose of our year-long dialogue has been to “radically downsize the capital base,” reflects, at best, a faulty memory.
     To respond to your misperceptions, we do not advocate reducing New Century’s capital by two-thirds and we do not advocate abandonment of the portfolio strategy. We have never advanced either idea in any context. As I pointed out to you on the phone, we believe that per share value maximization requires New Century to weigh its cost of equity properly against investment opportunities. We believe that New Century should deploy its capital toward its best risk-adjusted opportunities. In some circumstances, that could entail a substantial return of capital or wholesale modification of the business plan.
     For example, the risk-adjusted return available on capital deployed for share repurchases should be compared to the risk-adjusted return available on capital deployed to hold incremental levered subprime loans. At first, we were pleased to hear your assertion that the Board is already performing this exercise. However, I became troubled when I asked you again what New Century’s cost of equity is under this analysis. First, you again declined to answer and then you proceeded to ask us what we thought the cost of equity is.
     Of course, this exchange furthers our conviction that we can add substantial additional value through a direct presence on New Century’s Board of Directors.
     We strongly disagree with your comment that the only reason that the stock is where it is now, is that the industry is being colored in a horrendous way. We believe that New Century shares are depressed due to a history of capital misallocation, market anticipation of future capital misallocation and a number of other self-inflicted actions that we have previously discussed with you.
     We have been large, long-term shareholders in New Century since 2002. As we have said, we believe that New Century’s origination platform is an extraordinary, though volatile, asset. Our investment in New Century has performed well over the years because the value of the origination platform has experienced extraordinary growth. This growth has been mitigated by a series of capital allocation decisions taken in the absence of a proper determination of per share value maximization. We believe that the future of New Century will be brighter and the experience of all New Century shareholders will be much improved if future decisions are made in a better fashion.
Sincerely,

/s/ DAVID EINHORN

David Einhorn
President
Greenlight Capital, Inc.